EXHIBIT A

COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

IF YOU DO NOT WANT TO SELL YOUR SHARES AT THIS TIME, PLEASE DISREGARD THIS NOTICE. THIS IS SOLELY NOTIFICATION OF THE FUND’S TENDER OFFER.

November 13, 2026

Dear Coller Secondaries Private Equity Opportunities Fund Shareholder:

We are writing to inform you of important dates relating to a tender offer by Coller Secondaries Private Equity Opportunities Fund (the “Fund”). If you are not interested in having the Fund repurchase all or some of your shares in the Fund (“Shares”) valued as of December 31, 2026, please disregard this notice and take no action.

The tender offer period will begin on November 13, 2026 and will end at 11:59 p.m., Eastern Time, on December 14, 2026, at which point the tender offer will expire. The purpose of the tender offer is to provide liquidity to shareholders of the Fund that hold Shares. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender your Shares or a portion of your Shares for repurchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal so that it is received by UMB Fund Services, Inc. (“UMB”) no later than December 14, 2026. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO HAVE ANY OF YOUR SHARES REPURCHASED.

If you would like to tender all or some of your Shares, you should complete, sign and either (i) mail or otherwise deliver the Letter of Transmittal to UMB Fund Services, Inc., Attn: Coller Secondaries Private Equity Opportunities Fund, P.O. Box 2175, Milwaukee, WI 53201 (or, for overnight delivery, 235 West Galena Street, Milwaukee, WI 53212) so that it is received before 11:59 p.m., Eastern Time, on December 14, 2026.

If you would like to tender all or some of your Shares, and your Shares are held through a financial intermediary, such as a financial adviser, custodian, broker/dealer, or other nominee (each, a “Financial Intermediary”), please ask your Financial Intermediary to submit the Letter of Transmittal on your behalf. Your Financial Intermediary may charge you a transaction fee for this service. Please consider any processing time needed before the Offer Expiration Date. Each Financial Intermediary may establish its own specific deadline for receipt of completed tender request materials from its clients. If you invest in the Fund through a Financial Intermediary, please allow for additional processing time as the Letter of Transmittal must ultimately be received by UMB no later than 11:59 p.m., Eastern Time, on December 14, 2026.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or contact your Financial Intermediary.

Sincerely,

Coller Secondaries Private Equity Opportunities Fund